================================================================================

                           SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14(a) of the Securities
                    Exchange Act of 1934 (Amendment No.  )

Filed by the Registrant [_]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement        [_]  Confidential, for Use of the
                                             Commission Only (as permitted by
                                             Rule 14a-6(e)(2))
[_]  Definitive Proxy Statement

[_]  Definitive Additional Materials

[_]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12


                             COASTCAST CORPORATION
--------------------------------------------------------------------------------
               (Name of Registrant as Specified In Its Charter)

                               Jonathan Vannini
--------------------------------------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     (1) Title of each class of securities to which transaction applies:
     (2) Aggregate number of securities to which transaction applies:
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
     (4) Proposed maximum aggregate value of transaction:
     (5) Total fee paid:

[_]  Fee paid previously with preliminary materials.

[_]  Check box if any part of the fee is offset as provided by Exchange
     Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1) Amount Previously Paid:
     (2) Form, Schedule or Registration Statement No.:
     (3) Filing Party:
     (4) Date Filed:

Notes:

                             COASTCAST CORPORATION

                        SPECIAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON OCTOBER 26, 1998

To the Shareholders of Coastcast Corporation:

     A Special Meeting of Shareholders (the "Special Meeting") of Coastcast Corporation, a California corporation (the "Company"), will be held on Monday, October 26, 1998 at 10:00 a.m. local time, at the Company's offices at 3025 East Victoria Street, Rancho Domingo, California 90221 for the following purposes:

     1.   To remove the current board of seven directors;

     2. To elect a board of seven directors to serve until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified;

     3. To consider and take action concerning the revocation of a proposed amendment of the Company's 1996 Amended and Restated Employee Stock Option Plan, which amendment was proposed by management of the Company and considered at the 1998 annual meeting of the Company's shareholders;

     4. To consider and take action concerning the revocation of a proposed amendment of the Company's 1995 Amended and Restated Non-Employee Director Stock Option Plan, which amendment was proposed by management of the Company and considered at the 1998 annual meeting of the Company's shareholders;

     5. To consider and take action concerning the approval of the reimbursement of Mr. Vannini for the fees and expenses incurred in connection with the special meeting of the shareholders; and

     6. To transact such other business as may properly come before the meeting or any adjournment thereof.

     The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

     Only holders of record of the Company's Common Stock at the close of business on [DATE], the record date, are entitled to notice of and to vote at the Special Meeting.

     All Shareholders are cordially invited to attend the Special Meeting in person. However, to ensure your representation at the Special Meeting, you are urged to sign and return the enclosed WHITE proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any shareholder attending the Special Meeting may vote in person even if he or she has returned a proxy.

                                    JONATHAN VANNINI

================================================================================
 IMPORTANT: SHAREHOLDER JONATHAN VANNINI URGES YOU TO MARK, SIGN AND
 RETURN THE ENCLOSED WHITE PROXY CARD TO VOTE FOR THE ELECTION OF THE
 VANNINI NOMINEES.
--------------------------------------------------------------------------------
 A VOTE FOR THE VANNINI NOMINEES WILL PROVIDE YOU - AS THE OWNERS OF
 COASTCAST - WITH AT LEAST FOUR REPRESENTATIVES ON THE COASTCAST
 BOARD WHO ARE COMMITTED TO MAXIMIZING SHAREHOLDER VALUE.
--------------------------------------------------------------------------------
 MR. VANNINI URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY
 COASTCAST.  IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY
 BY DELIVERING WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY
 FOR THE SPECIAL MEETING TO JONATHAN VANNINI AT 828 IRWIN DRIVE, HILLSBOROUGH, CA 94010 OR THE SECRETARY OF COASTCAST OR BY VOTING IN PERSON AT THE SPECIAL MEETING.
================================================================================

                               ---------------

                               PROXY STATEMENT
                                     FOR

               OCTOBER 26, 1998 SPECIAL MEETING OF SHAREHOLDERS

                               ---------------

                                INTRODUCTION

     This Proxy Statement and the accompanying WHITE Proxy Card is being furnished in connection with the solicitation of proxies by Shareholder Mr. Jonathan Vannini ("Mr. Vannini") for use at the Special Meeting of Shareholders of Coastcast Corporation, a California corporation (the "Company"), to be held on Monday, October 26, 1998 at 10:00 a.m. local time, and at any and all adjournments, postponements, reschedulings or continuations, or any other meeting of shareholders held in lieu thereof (the "Special Meeting"), for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders. The Special Meeting will be held at the Company's offices at 3025 East Victoria Street, Rancho Domingo, California 90221. The telephone number is
(310) 638-0595.

     These proxy solicitation materials were mailed on or about September [__], 1998 to all shareholders entitled to vote at the Special Meeting.

THIS SOLICITATION IS BEING MADE BY MR. JONATHAN VANNINI, AND NOT ON BEHALF OF THE CURRENT COASTCAST BOARD.

     Mr. Vannini, who owns 911,000 shares of the Company's Common Stock believes that the election of the slate of nominees proposed herein, the complete revocation of two management-endorsed amendments to the Company's stock option plans, and the reimbursement of his expenses related to the Special Meeting represent the best means for Coastcast shareholders to support a focused effort to improve the value of each shareholders' investment while preserving continuity in the Company's operating policies and practices.

PROXY SOLICITATION COSTS

     Mr. Vannini has contracted with Morrow and Co., Inc., to conduct the proxy solicitation for a fee that Mr. Vannini estimates will be less than $100,000. The estimated total costs related to solicitation of proxies for the Special Meeting is $400,000. Mr. Vannini is the sole bearer of the costs of soliciting proxies for the Special Meeting, but proposes that the Company reimburse his fees and expenses related to his solicitation of proxies, as further discussed in Proposal 4.

REASONS FOR THE SOLICITATION

     Mr. Vannini believes that a new board majority, as well as the adoption of the other proposals he has made in connection with the Special Meeting, would cause the Company to better realize its obligations to its shareholders and help prevent further deterioration in shareholder return. Mr. Vannini believes that Coastcast's corporate governance policies and capital allocation practices are unacceptable because they have resulted in a disappointing return to shareholders at the same time the Company has aggressively sought to enrich its officers and directors.

     Mr. Vannini believes that multiple factors, when considered together, lead to the conclusion that the Company would be better served by a new board majority and adoption of the other proposals he has set forth for the Special Meeting. Among these factors, Mr. Vannini notes the following:

(1) During the last three years the Company has paid its Chairman over $1,900,000 in cash and granted him 500,000 options -- over 6% of the shares outstanding.

(2) Members of the Board had been granted beneficial ownership of approximately 1 million options even before the Company's management proposed granting the directors an additional 200,000 options earlier this year.

(3) The Company's option plans allow the Board to reprice options without shareholder approval.

(4) 288,790 options granted to the Chairman and certain Company executives were repriced in late 1997.

(5) Management and the Board supported significant increases in compensation granted to officers and directors, notwithstanding the Company's disappointing return to shareholders.



                                   BACKGROUND

     THE ANNUAL MEETING AND ITS ADJOURNMENT.  At the 1998 Annual Meeting of
     ---------------------------------------
Shareholders (the "Annual Meeting"), convened on June 22, 1998, the shareholders elected the current members of the Board and voted on a management-endorsed amendment to each of the Company's two stock option plans.

     The management-endorsed proposal to the 1996 Amended and Restated Employee Stock Option Plan (the "Employee Stock Option Plan") would increase the number
of shares covered by that plan by 500,000 shares.    See "Proposal Two:
Revocation of a Proposed Amendment of the Company's 1996 Amended and Restated Employee Stock Option Plan," below. The management-endorsed amendment to the Company's 1995 Amended and Restated Non-Employee Director Stock Option Plan (the "Director Stock Option Plan") would increase the number of shares covered by that plan by 200,000 shares. See "Proposal Three: Revocation of a Proposed Amendment of the Company's 1995 Amended and Restated Non-Employee Director Stock Option Plan," below.

     On June 23, 1998, the Company announced it had adjourned the Annual Meeting after the approval of Proposal 1 (the election of directors) and Proposal 4
-----
(the approval of the Company's auditors) but before voting took place with
                                             ------
respect to Proposal 2 (the management-endorsed amendment of the Employee Stock Option Plan) and Proposal 3 (the management-endorsed amendment of the Director Stock Option Plan). According to the Company press release, the meeting was adjourned to allow more time for shareholders to vote on the Employee Stock Option Plan proposal and the Director Stock Option Plan proposal "because a substantial number of shares had not been voted on these two matters."

     MR. VANNINI PROTESTS AND THE COMPANY RESPONDS.  On July 1, 1998, Mr.
     ----------------------------------------------
Vannini wrote to the Coastcast Board to vigorously protest the conduct of the Annual Meeting. Mr. Vannini stated that it appeared improper to adjourn the Annual Meeting without any explanation about the number of votes received for each of the stock option proposals and how such votes were cast. He also expressed his concern that the purported adjournment might be a pretext invented to stifle the shareholders' rejection of the two management-endorsed stock option proposals.

     The Company took no action in response to Mr. Vannini's concerns other than to reconvene the Annual Meeting on July 8, 1998 at the offices of the Company's lawyers. After the meeting, the Company made no immediate announcement of the results of the shareholder voting at the meeting.

     MR. VANNINI ANNOUNCES HIS INTENTIONS ON JULY 20, 1998.  Mr. Vannini
     ------------------------------------------------------
continued to purchase shares of the Company's Common Stock, which he believed to be undervalued. On July 20, 1998 he filed a Schedule 13D with the Securities and Exchange Commission disclosing that he held approximately 6.66% of the Company's Common Stock.

     Mr. Vannini's Schedule 13D stated that he invested in Coastcast in order to obtain an equity position in the Company, and to maximize the value of that investment. He also stated his belief that Coastcast's Common Stock was undervalued in part a result of certain policies and practices of Coastcast's management, including without limitation the policies and practices related to the compensation and stock options granted to the chairman of the Company's board of directors. Mr. Vannini also disclosed that he (i) intended to influence control of Coastcast, (ii) reserved the right to acquire, or dispose of, additional Coastcast securities, (iii) planned to exercise influence in order to change the compensation and/or membership of the board of directors,
(iv) planned to exercise influence in order to persuade the Company to adopt a stock repurchase program, and (v) planned to contact the Company and/or other shareholders regarding these and other potential strategies to increase shareholder value.

     THE COMPANY ANNOUNCES RESULTS OF RECONVENED MEETING ON JULY 21, 1998.
     ---------------------------------------------------------------------
     After Mr. Vannini announced his intentions in the Schedule 13D, Coastcast issued a press release, on July 21, 1998, reporting some of the results of the July 8, 1998 meeting held at the offices of the Company's lawyers. The Company reported that the shareholders had approved the management-endorsed proposals to increase the number of shares of common stock that could be subject to options granted under the Employee Stock Option Plan and the Director Stock Option Plan. The Company's press release went on to state that the "board of directors, after additional consideration including the large number of shareholders who have voted against both proposals, has decided at this time that it will not implement either proposal.

However, the board of directors may in the future decide to implement one or
----------------------------------------------------------------------------
both of such proposals." (Emphasis added.)
-----------------------

     MR. VANNINI CONTINUES TO URGE THE COMPANY TO IMPROVE SHAREHOLDER VALUE.
     -----------------------------------------------------------------------
     Mr. Vannini wrote to the Coastcast Board on July 22, 1998 to urge them to support efforts to improve shareholder value. He then telephoned each member of the Board, except the Chairman, and received no response. Mr. Vannini then asked to meet with the Company's senior management, who met with him on July 30, 1998. Mr. Vannini expressed his dissatisfaction with the Company's lack of response to the issues he had raised. The Company failed to provide any assurance that it would change any of its policies and practices.

     MR. VANNINI DECIDES TO TAKE FURTHER ACTION.  Because of the Company's
     -------------------------------------------
failure to respond, Mr. Vannini decided to take further action. He continued to purchase shares of the Company's Common Stock. By July 31, 1998, Mr. Vannini had purchased over ten percent (10%) of the Company's common stock. Under California law, a holder of 10% of the outstanding voting shares of a corporation is entitled to call a special shareholders meeting. On July 31, 1998, Mr. Vannini exercised this right by writing to the Company to call a special meeting of the shareholders. The notice identified the following items of business for the Special Meeting: (1) the election of seven directors, (2) the revocation of the management-endorsed amendment of the Employee Stock Option Plan, (3) the revocation of the management-endorsed amendment of the Director Stock Option Plan, (4) the reimbursement of Mr. Vannini for his fees and expenses incurred in connection with the Special Meeting, and (5) such other business as may properly come before the meeting or any adjournment thereof.

     Under California law, a holder of five percent (5%) of the outstanding voting shares of a corporation has an absolute right to inspect and copy the record of the shareholders' names, addresses, and shareholdings as of the most recent record date or which it has been compiled or as of a date specified by the holder. Mr. Vannini exercised this right on July 31, 1998 by sending a written demand to the Company.

     THE COMPANY RESPONDS TO MR. VANNINI'S CALL FOR A SPECIAL MEETING.  One week
     -----------------------------------------------------------------
later, on August 6, 1998, Coastcast announced that the Board had decided to "formally rescind" the management-endorsed amendments of the Employee Stock Option Plan and the Director Stock Option Plan. According to the Company press release of August 6, 1998, "No options have been or will be granted under the rescinded amendments to the plans. Any future amendment of either plan by the board of directors that would authorize grants of additional options to officers or directors of the company will be subject to shareholder approval."

     The Company also responded by filing a lawsuit against Mr. Vannini, as described below under "Legal Proceedings."


COASTCAST BEGINS A STOCK PURCHASE PROGRAM AFTER OVER A MONTH OF PRODDING BY MR.
-------------------------------------------------------------------------------
VANNINI.   After the market closed on August 26, 1998, Coastcast announced that
-------
it had authorized the purchase of 925,400 shares of its common stock from an institutional investor. The company's press release noted that the new authorization was for purchases in addition to a previously authorized amount of 560,000 shares of stock, and that the company was "actively pursuing" the additional purchases on the open market. Over one million shares of Coastcast common stock were traded on August 26, 1998 before the announcement.

     Mr. Vannini issued a press release on August 27, 1998 praising Coastcast for initiating the stock purchase program. Mr. Vannini stated "I am pleased that the company has begun a program to enhance the value of the shareholders' investment in this stock. I hope and expect that this step marks the beginning of a dramatic change in the Company's attitude towards shareholders, and that Coastcast will make the buyback available to all shareholders instead of only a few. I urge Coastcast to complete a significant stock purchase program in short order and immediately take other steps necessary to improve the value of the shareholders' investment, such as eliminating excessive executive compensation and eliminating the board's ability to reprice stock options without shareholder approval."

                               LEGAL PROCEEDINGS

     On August 13, 1998, Coastcast Corporation filed suit (COASTCAST CORPORATION v. JONATHAN VANNINI) in the United States District Court for the Central District of California against Mr. Vannini seeking injunctive and declaratory relief for alleged violations of the federal securities laws and the California Corporations Code.


     On August 14,1998 Mr. Vannini filed a suit (JONATHAN VANNINI v. COASTCAST CORPORATION) in the Superior Court of the State of California, County of San Francisco against Coastcast Corporation for injunctive and declaratory relief seeking to obtain (i) certain shareholder records he demanded from Coastcast Corporation under Section 1600 of the California Corporations Code (ii) the results of the shareholder votes held at the Company's annual meeting of shareholders on June 22 and July 8, 1998, including the results of the shareholder votes on Proposals 2 and 3, which Mr. Vannini demanded under
Section 1509 of the California Corporations Code, and (iii) the special meeting of the shareholders he demanded under Section 600 of the California Corporations Code. Mr. Vannini voluntarily dismissed this action but may pursue other legal action to enforce his rights and to achieve measures he believes will further enhance shareholder value.

                               PROCEDURAL MATTERS


RECORD DATE

     The record date for the Special Meeting (the "Record Date") has not yet been determined. Only shareholders of record on the books of the Company at the close of business on the Record Date are entitled to notice of and to vote at the meeting. As of the Record Date, [9,002,898] shares of the Company's Common Stock were issued and outstanding. No shares of Preferred Stock were outstanding.

VOTING AT THE SPECIAL MEETING

     Under the Company's bylaws and California law, shares represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee that are represented at the Meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Any shares not voted (whether by abstention, broker non-vote or otherwise) will have no impact on the election of directors, except to the extent that the failure to vote for an individual results in another individual receiving a larger proportion of votes. Any shares represented at the Meeting but not voted (whether by abstention, broker non-vote, or otherwise) with respect to the proposal to revoke the amendment of the Employee Plan, the proposal to revoke the amendment of the Director Plan, and the proposal to approve reimbursement of Mr. Vannini's fees and expenses will have no effect on the vote for such proposal except to the extent the number of abstentions causes the number of shares voted in favor of such proposal not to equal or exceed a majority of the quorum required for the Meeting (in which case the proposal would not be approved).

     The seven nominee-directors receiving the highest number of votes cast at the Meeting will be elected as the Company's directors. Subject to certain exceptions specified below, shareholders of record on the Record Date are entitled to cumulate their votes in the election of the Company's directors (i.e., they are entitled to the number of votes determined by multiplying the number of shares held by them times the number of directors to be elected) and may cast all of their votes so determined for one person, or spread their votes among two or more persons as they see fit. No shareholder shall be entitled to cumulate votes for a given candidate for director unless such candidate's name has been placed in nomination prior to the vote and the shareholder has given notice at the Meeting, prior to the voting, of the shareholder's intention to cumulate his or her votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination.

PROXIES

     All shares entitled to vote and represented by properly executed proxies received prior to the Special Meeting will be voted at the Special Meeting in accordance with the instructions indicated on those proxies, if not revoked prior thereto. If no instructions are indicated on a properly executed proxy, the shares represented by that proxy will be voted as recommended by Mr. Vannini. If any other matters are properly presented for consideration at the Special Meeting, the proxy holders will have discretion to vote on those matters in accordance with their best judgment. If a shareholder signs and returns more than one proxy, the last dated proxy is the effective proxy and supercedes all previously dated proxies.


REVOCABILITY OF PROXIES

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. A proxy may be revoked (i) by delivery of a written notice of revocation or a duly executed proxy to the Secretary of the Company bearing a date later than the prior proxy relating to the same shares, or (ii) by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not itself revoke a proxy).
Any written notice of revocation or subsequent proxy must be received by the Secretary of the Company prior to the taking of the vote at the Special Meeting.

                                 PROPOSAL ONE

                REMOVAL OF THE ENTIRE CURRENT BOARD OF DIRECTORS

     Mr. Vannini expects to propose to remove the entire current board of directors. Under California law, any or all of the directors may be removed if the removal is approved by the affirmative vote of the majority of the outstanding shares entitled to vote. Unless the entire board is removed, no director may be removed when the votes cast against removal, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively at an election at which the same total number of votes were cast and the entire number of directors authorized at the time of the director's most recent election were then being elected.

     Mr. Vannini believes the entire board should be removed and immediately replaced with a new board dedicated to improving shareholder value while maintaining and improving Company operations. In Mr. Vannini's view, an unconscionable disparity existed between the disappointing performance of the Company's stock and the extraordinary compensation of its officers and directors received BEFORE the current board unanimously approved the 1998 annual shareholder meeting proposals that would further enrich the officers and directors. Until Mr. Vannini intervened, the current board consistently approved compensation packages that enriched management and the directors while the return on shareholder investment was highly disappointing. During the last three years the Company has paid the chairman of the board of directors over $1,900,000 in cash and over 500,000 options -- over 6% of the shares outstanding. The current board also repriced 288,790 options granted to the chairman and other executives in late 1997 to lower the exercise price of such options, providing an opportunity not made available to any other shareholder. In addition, Mr. Vannini believes the Company's Supplemental Executive Retirement Plan is far more generous than the retirement plans of comparable companies.

     In short, Mr. Vannini believes the current board has made it clear by its actions that its true allegiance is to the enrichment of management rather than the improvement of the return to shareholders, and that as a result, the shareholders should vote to remove the current board.


                                 PROPOSAL TWO

                         ELECTION OF BOARD OF DIRECTORS

     Mr. Vannini proposes that seven Directors be elected at the Special Meeting to serve until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. Mr. Vannini proposes to nominate four new directors (the "New Directors"), each of whom is committed to improving the value of each shareholder's investment, and initiating responsible corporate governance policies for the Company. Mr. Vannini also supports the election of three incumbent directors (the "Incumbent Directors"), to help preserve continuity of the Company's operating policies and practices.

     There is no assurance that the Incumbent Directors will be willing to serve if elected with any of the New Directors.

     The election of directors will occur in two steps. First, by means of an affirmative vote on Proposal One, Mr. Vannini expects to remove each of the Company's current directors, and any other person who may be a director immediately prior to the effectiveness of the actions proposed to be taken by the proxy solicitation. Second, Mr. Vannini proposes the election as directors of the Company the seven nominees set forth below. Each vacancy created by the removal of a director by the vote of the shareholders may be filled only by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present (or by the written consent of holders of a majority of the outstanding shares entitled to vote).

     Unless otherwise instructed, the holder of proxies solicited by this Proxy Statement will vote the proxies received by him for such nominees. In the event that any of the nominees are unable or decline to serve as a Director at the time of the Special Meeting, the proxy holder will vote for a nominee designated by Mr. Vannini to fill the vacancy. Mr. Vannini is not aware of any reason that any nominee will be unable or will decline to serve as a director.


INFORMATION REGARDING THE NOMINEES

     The following table sets forth the name, age and certain other information regarding the nominees for director.

               NAME                AGE       PRINCIPAL OCCUPATION
               ----                ---       --------------------
          Jonathan Vannini         36          Private Investor


     MR. JONATHAN VANNINI is a private investor who owns over 10% of Coastcast Corporation. Mr. Vannini was a general partner at HPB Associates, an investment partnership, until 1996 and was employed by HPB Associates from August 1987 until March 1996. Since February 1993 he has served as an outside director of Copart, Inc., which provides vehicle suppliers with a full range of services to process and sell salvage vehicles. Mr. Vannini holds a BA in Economics from the University of California, Los Angeles and an MBA from Columbia University.

               NAME                AGE           PRINCIPAL OCCUPATION
               ----                ---           --------------------
          Jeffrey M. Cohen         47     Chairman & CEO, Qorvis Media Group


     MR. JEFFREY M. COHEN is the Chairman of the Board of Directors and Chief Executive Officer of Qorvis Media Group, one of the nation's largest in-store media companies. Prior to founding Qorvis, Mr. Cohen was the founder, Chief Executive Officer, and Chairman of the Board of Directors of Sutton Place Gourmet, Inc., a leading gourmet food store chain. Mr. Cohen is a seasoned manager with considerable experience in working with troubled companies. He holds a BS in Business from the University of Maryland and has completed courses toward a graduate degree from the Wharton School of Business, University of Pennsylvania.


      NAME                AGE                PRINCIPAL OCCUPATION
      ----                ---                --------------------
Dr. James Malernee        51       CEO & Managing Director, Cornerstone Research

     DR. JAMES MALERNEE is the Chief Executive Officer and Managing Director of Cornerstone Research, a leading consulting and economic research firm that provides expert economic and financial analyses in complex commercial litigation and regulatory proceedings. Dr. Malernee has served as a consultant to major corporations and has taught Finance at the University of Texas at Austin and Business Strategy at the Stanford Graduate School of Business. Over the last fifteen years he has directed research on complex business issues related to a wide variety of cases, specializing in securities matters, and has supervised over two hundred cases dealing with material disclosure, insider trading, merger and acquisition activity, targeted repurchases, minority buyouts, stock trading behavior and valuation. He is also an avid golfer. Dr. Malernee holds a BS in Engineering and a PhD in Finance from the University of Texas, and an MBA from Southern Methodist University.


          NAME             AGE                 PRINCIPAL OCCUPATION
          ----             ---                 --------------------
     John E. Rehfeld       58      President, CEO & Chairman, ProShot Golf, Inc.


     JOHN E. REHFELD is the President, Chief Executive Officer, and Chairman of the Board of Directors of ProShot Golf, Inc., which manufactures and sells golf distance determination and course management systems. Mr. Rehfeld was President and Chief Executive Officer of Proxima Corporation, a supplier of desktop multimedia computer projection systems, from February 1996 to March 1997 and also served as a director of Proxima Corporation. From April 1993 to February 1996, Mr. Rehfeld was President and Chief Executive Officer of Etak, Inc., a supplier of digital mapping data and a subsidiary of the News Corporation. From February 1989 to April 1993, he was President of Seiko Instruments USA Inc., a manufacturer of electronic instruments. Mr. Rehfeld was also the director of Wonderware Corporation from April 1992 until March 1998, when the company was sold for $400 million. Mr. Rehfeld holds a BCE from the University of Minnesota and an MBA from Harvard University. He is the author of the book ALCHEMY OF A LEADER (1994), which has been translated into eight languages, and "Working With the Japanese" in HARVARD BUSINESS REVIEW (1990).

               NAME                AGE       PRINCIPAL OCCUPATION
               ----                ---       --------------------
          Hans H. Buehler          65    Chairman, Coastcast Corporation


     Mr. Hans H. Buehler is a current director. He one of the founders of Coastcast Corporation and has been the Chairman of the Board and a Director since the inception of Coastcast Corporation in 1980. He also served as Chief Executive Officer until Mr. Mora was appointed to that office on January 1, 1998. Mr. Buehler has more than 35 years of experience in the investment-casting business, including more than 25 years of experience in the manufacture of golf clubheads.

       NAME              AGE                   PRINCIPAL OCCUPATION
       ----              ---                   --------------------
Vernon R. Loucks Jr.     63           Chairman & CEO, Baxter International, Inc.


     Mr. Vernon R. Loucks, Jr. is a current director. He has been a director of Coastcast Corporation since September 30, 1996. Since 1987, Mr. Loucks has served as Chairman of the Board of Baxter International, Inc., a provider of cardiovascular, kidney dialysis and intravenous products to the health care market, and he has served as Chief Executive Officer of Baxter since 1980. Mr. Loucks also serves as a director of the Quaker Oats Company, Affymetrix, Inc., Anheuser-Busch Companies, the Dun & Bradstreet Corp., and Emerson Electric Co.


        NAME                AGE                 PRINCIPAL OCCUPATION
        ----                ---                 --------------------
    Richard W. Mora         57        President & CEO, Coastcast Corporation


     Mr. Richard W. Mora is a current director. He has been the President of Coastcast Corporation since May 9, 1995. He was the Chief Operating Officer of Coastcast Corporation until he was appointed to serve as the Chief Executive Officer on January 1, 1998. From November 1991 to April 1995, he was chief operating officer of Pharmavite Corporation, a manufacturer and distributor of nutritional supplements. For many years before that, he was a senior officer of Bergen Brunswig Corp., a large distributor of pharmaceutical and health and beauty aid products. Mr. Mora also serves as a director of Amcor Capital Corporation.


OTHER RELEVANT INFORMATION REGARDING THE NEW DIRECTORS' NOMINEES

     Each of the four New Directors is a U.S. citizen.

     With the exception of Mr. Vannini, none of the New Director nominees, or their Immediate Families or any of their Associates currently, or during the past two years, owns or share the power to vote or dispose of any shares of Common Stock of the Company.

     None of the New Director nominees, their Immediate Family, or any of their Associates has had any material interest, direct or indirect, in any transaction since January 1, 1998 to which the Company was or is to be a party.

     Since January 1, 1998, none of the New Director nominees have entered any business venture or are now planning to enter into a business venture which might be considered to be materially competitive with the Company.

     Since January 1, 1998, none of the New Director nominees has been an officer, director or owner of more than 10% of the equity interest of any entity that has made or received payments or is likely to make or receive payments to the Company for property or services during the Company's last fiscal year in an amount exceeding 5% of the Company's consolidated gross revenues or 5% of such other entity's consolidated gross revenues for that period.

     None of the four New Director nominees is a member of, or of counsel to, any law firm or director partner, or executive officer of any investment banking firm which has been retained or has performed services for the Company at any time during the Company's last fiscal year or is likely to be so retained or to perform such services during the Company's current fiscal year.

     None of the four New Director nominees is now or has been within the past year, party to any contracts or arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any of the securities of the Company.

     With the exception of Mr. Vannini, none of the New Director nominees have contributed or will contribute to the cost of the solicitation directly or indirectly.

     None of the New Director nominees has been a participant in any other proxy contest involving the Company or other registered corporations or partnerships within the past ten years.

     With the exception of Mr. Vannini, none of the New Director nominees holds any directorships in companies whose securities are publicly traded or in any investment company registered under the Investment Company Act of 1940.

     None of the New Director nominees has filed a petition under the federal Bankruptcy Act or any state insolvency law; been convicted in a criminal proceeding or is named as the subject of a pending criminal proceeding (other than traffic violations or other minor offences); or has had any order, judgment or decree issued limiting in any way their engagement in any type of business practice or engaging in any activity in connection with the purchase or sale of any security.

     None of the New Director nominees has been found by a court or by the Securities and Exchange Commission or the Commodities Futures Trading Commission, to have violated any federal or state securities or commodities laws.

     None of the New Director nominees or their Associates is a party adverse to the Company; nor do they have a material interest adverse to the Company in any pending legal proceeding to which the Company is a party or of which any of its properties is the subject.

     None of the New Director nominees has been indebted to the Company at any time.

     None of the New Director nominees has any "family relationship" with any of the other nominees for directors of the Company, or with any executive officer of the Company. "Family relationship" for this purpose means any relationship by blood, marriage or adoption, not more remote than first cousin.

DIRECTOR COMPENSATION

     None of the New Director nominees received any compensation from the Company during the last year.


                                PROPOSAL THREE

            REVOCATION AND RESCISSION OF A PROPOSED AMENDMENT OF
                   THE COMPANY'S 1996 AMENDED AND RESTATED
                         EMPLOYEE STOCK OPTION PLAN


BACKGROUND

     At the 1998 Annual Meeting, the shareholders considered and voted on a management-endorsed amendment of the Company's 1996 Amended and Restated Employee Stock Option Plan (The "Employee Stock

Option Plan"), which would increase the number of shares covered by such plan by 500,000 shares. As described more fully above, in BACKGROUND: THE ANNUAL MEETING & ITS ADJOURNMENT and sections following thereafter, the Company announced on July 21, 1998 that the shareholders had approved the management-endorsed amendment of the Employee Stock Option Plan. The Company's press release of that date did not reveal the vote tally, however, and also stated that the board of directors, after additional consideration including the large number of shareholders who have voted against the proposal, has decided that it would not, at that time, implement the proposal. The Board reserved the right to implement the proposal in the future, however.

     After Mr. Vannini called the Special Meeting of the Shareholders, Coastcast announced that its Board had decided to "formally rescind" the management-endorsed amendment of the Employee Stock Option Plan. According to the Company press release of August 6, 1998, no options have been or will be granted under the rescinded amendment of the Employee Stock Option Plan, and any future amendment of the plan by the Board that would authorize grants of additional options to officers or directors of the company will be subject to shareholder approval.

     Mr. Vannini expects to propose that the shareholders completely revoke and rescind the management-endorsed amendment of the Employee Stock Plan. To revoke and rescind this amendment, if a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the matter is required.

     The purpose of this proposal is to eliminate the ability of the Board to re-implement the amendment of the Director Stock Option Plan, which would remove any doubt about the rescission and revocation of the management-endorsed amendment of the Employee Stock Option Plan. Voting "FOR" this proposal would eliminate the possibility that the Board will reverse itself again in the future by implementing the management-endorsed amendment of the Employee Stock Option Plan.

     MR. VANNINI RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" A REVOCATION AND RESCISSION OF THE AMENDMENT TO THE COMPANY'S 1996 AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN.

                                 PROPOSAL FOUR
              REVOCATION AND RESCISSION OF A MANAGEMENT-ENDORSED
             PROPOSED AMENDMENT OF THE COMPANY'S 1995 AMENDED AND
               RESTATED NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     At the 1998 Annual Meeting, the shareholders considered and voted on a management-endorsed amendment of the Company's 1995 Amended and Restated Non-Employee Director Stock Option Plan (the "Director Stock Option Plan"). As described more fully above, in BACKGROUND: THE ANNUAL MEETING & ITS ADJOURNMENT and sections following thereafter, the Company announced on July 21, 1998 that the shareholders had approved the amendment of the Director Stock Option Plan. The Company's press release of that date did not reveal the vote tally, however, and also stated that the board of directors, after additional consideration including the large number of shareholders who have voted against the proposal, decided that it would not, at that time, implement the Director Stock Option Plan proposal. The Board reserved the right to implement the proposal in the future, however.

     After Mr. Vannini called the Special Meeting of the Shareholders, Coastcast announced that its Board had decided to "formally rescind" the management-endorsed amendment of the Director Stock Option Plan. According to the Company press release of August 6, 1998, no options have been or will be granted under the rescinded amendment of the Director Stock Option Plan, and any future amendment of the plan by the Board that would authorize grants of additional options to officers or directors of the company will be subject to shareholder approval.

     To revoke and rescind this amendment, if a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the matter is required.

     The purpose of this proposal is to eliminate the ability of the Board to re-implement the amendement of the Director Stock Option Plan, which would remove any doubt about the rescission and revocation of the management-endorsed amendment of the Director Stock Option Plan. Voting "FOR" this proposal would eliminate the possibility that the Board will reverse itself again in the future by implementing the management-endorsed amendment of the Director Stock Option Plan.

     MR. VANNINI RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE REVOCATION AND RESCISSION OF THE MANAGEMENT-ENDORSED AMENDMENT TO THE COMPANY'S 1995 AMENDED AND RESTATED NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN.

                                 PROPOSAL FIVE


          APPROVAL OF REIMBURSEMENT OF MR. VANNINI'S FEES AND EXPENSES

PURPOSE AND SUMMARY OF THE PROPOSED REIMBURSEMENT


     Mr. Vannini seeks reimbursement for the significant expenditures he has incurred and will incur in connection with the Special Meeting. California law recognizes that proxy expenses can be reimbursed from a corporate treasury under the rationale that the expenditures incurred promote the shareholders' intelligent evaluation and adoption of policy or fundamental decisions. Mr. Vannini believes that his disputes with the Company's present management and Board fit within this rationale because he is exposing the Company's otherwise hidden actions to the scrutiny of the shareholders, and effecting changes in the Company's policies and practices that improve shareholder value.

     Mr. Vannini believes that his actions have already influenced the Company to change its policies, albeit in limited ways, to improve shareholder value. For example, Mr. Vannini believes that without his intervention the Company already would have increased the number of shares covered by the Employee Stock Option Plan by an additional 500,000 shares, and would have increased the number of shares covered by the Director Stock Option Plan by an additional 200,000 shares. As a result of Mr. Vannini's efforts, the stock option proposals that were endorsed by Company management and unanimously supported by the Board only a few months ago now have been "formally rescinded" by the Company, at least for the time being.

     In addition, Mr. Vannini believes that the Company will be less inclined to defend the enrichment of the Company's current management by engaging in costly litigation practices that waste the Company's resources if the shareholders have the ability to support Mr. Vannini's efforts through reimbursement of the costs he incurs in connection with the Special Meeting.

     If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on this matter shall be the act of the shareholders.


     MR. VANNINI RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE REIMBURSEMENT OF MR. VANNINI FOR THE FEES AND EXPENSES HE HAS INCURRED IN CONNECTION WITH THE SPECIAL MEETING OF THE SHAREHOLDERS.

                             COASTCAST CORPORATION
                        SPECIAL MEETING OF SHAREHOLDERS
                      THIS PROXY IS SOLICITED ON BEHALF OF
                          SHAREHOLDER JONATHAN VANNINI

     The undersigned shareholder of Coastcast Corporation, a California corporation, hereby acknowledges receipt of the Notice of Special Meeting of Shareholders and Proxy Statement, each dated _____ and hereby appoints Jonathan Vannini proxy and attorney-in-fact, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Special Meeting of Shareholders of Coastcast Corporation to be held on October 26, 1998, at 10:00 a.m., local time, at the Company's offices at 3825 East Victoria Street, Rancho Dominguez, California 90221, and at any adjournment(s) thereof, and to vote all shares of Common Stock which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side, and, in his discretion, upon such other matter or matters which may properly come before the meeting and any adjournment(s) thereof.


     THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED FOR THE REMOVAL OF THE INCUMBENT BOARD OF DIRECTORS,
                         ---
FOR THE ELECTION OF THE SPECIFIED NOMINEES AS DIRECTOR, FOR THE REVOCATION OF
---                                                     ---
THE AMENDMENT TO THE 1996 AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN, FOR
                                                                           ---
THE REVOCATION OF THE AMENDMENT TO THE 1995 AMENDED AND RESTATED NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN, FOR THE APPROVAL OF THE REIMBURSEMENT OF MR. VANNINI
                            ---
FOR THE FEES AND EXPENSES INCURRED IN CONNECTION WITH THE SPECIAL MEETING OF SHAREHOLDERS, AND AS SAID PROXIES DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.
                                                                   ------------
CONTINUED AND TO BE SIGNED ON REVERSE SIDE                         SEE REVERSE
                                                                       SIDE
                                                                   ------------

[X]  PLEASE MARK
     VOTES AS IN
     THIS EXAMPLE.

                                                          FOR   AGAINST  ABSTAIN
1.  PROPOSAL TO REMOVE ALL DIRECTORS                      [_]     [_]      [_]


                                                          FOR   AGAINST  ABSTAIN
2.  PROPOSAL TO IMMEDIATELY ELECT JONATHAN                [_]     [_]      [_]
    VANNINI, JEFFREY COHEN, DR. JAMES MALERNEE,
    JOHN E. REHFELD, HANS H. BUEHLER, VERNON R.
    LOUCKS, JR., AND RICHARD W. MORA AS DIRECTORS
    TO SERVE UNTIL THE NEXT ANNUAL MEETING OF
    THE COMPANY'S SHAREHOLDERS AND UNTIL THEIR
    SUCCESSORS ARE DULY ELECTED AND QUALIFY:

                                                          FOR   AGAINST  ABSTAIN
3.  PROPOSAL TO REVOKE AND RESCIND THE AMENDMENT TO       [_]     [_]      [_]
    THE AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN.

                                                          FOR   AGAINST  ABSTAIN
4.  PROPOSAL TO REVOKE AND RESCIND THE AMENDMENT TO THE   [_]     [_]      [_]
    AMENDED AND RESTATED NON-EMPLOYEE DIRECTOR STOCK
    OPTION PLAN.


                                                          FOR   AGAINST  ABSTAIN
5.  PROPOSAL TO APPROVE THE REIMBURSEMENT OF MR. VANNINI  [_]     [_]      [_]
    FOR THE FEES AND EXPENSES INCURRED IN CONNECTION
    WITH THE SPECIAL MEETING OF THE SHAREHOLDERS.

In their discretion, upon such other matter or matters which may properly come before the meeting and any adjournment(s) thereof.

  MARK HERE [_]  This Proxy should be marked, dated, signed by the
FOR ADDRESS      shareholder(s) exactly as his or her name appears hereon, and
 CHANGE AND      returned promptly in the enclosed envelope. Persons signing
 NOTE BELOW      in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.


                 Signature:                                    Date
                           -----------------------------------      ---------
                 Signature:                                    Date
                           -----------------------------------      ---------